April 25, 2023

VIA EDGAR

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Keira Nakada
Angela Lumey

Re:	Grab Holdings Limited
Form 20-F for the Fiscal Year Ended December 31, 2021
Filed April 28, 2022
File No. 001-41110

Ladies and Gentlemen:

Grab Holdings Limited (the “Company”) hereby further responds to the second comment made in the letter dated December 14, 2022 (the “Comment Letter”) by the staff of the U.S. Securities and Exchange Commission (the “Staff”), concerning the above-referenced 20-F (the “Form 20-F”). The Staff’s comment is repeated below, followed by the Company’s response.

Key Operating Metrics by Business Segment, page 138

2.
We note your metric, Commission Rate, represents the dollar value paid in the form of commissions and fees from each transaction, without any adjustments for incentives paid to driver- and merchant-partners or promotions to end-users. As this measure excludes the impact of incentives, which are reductions to your revenue recorded under IFRS, it would appear that this measure represents a tailored recognition and measurement method. Please tell us how you considered Question 100.04 of the Compliance and Disclosure Interpretations on Non-GAAP Financial Measures and Rule 100(b) of Regulation G.

In response to the Staff’s comment and as discussed with the Staff, the Company respectfully confirms that it will not disclose Commission Rate as a metric in future filings, including its annual report on Form 20-F for the year ended December 31, 2022.

* * *

The Company acknowledges that it and its management are responsible for the accuracy and adequacy of the Company’s disclosures, notwithstanding any review, comments, action or absence of action by the Staff.

If you have any questions or comments to this response letter, please contact me at anthony.tan@grab.com.

Sincerely,

/s/ Anthony Tan Ping Yeow

Anthony Tan Ping Yeow

Chairman and Chief Executive Officer

cc: Peter Oey, Chief Financial Officer, Grab Holdings Limited

Christopher Betts, General Counsel, Grab Holdings Limited